Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial statements as of December 31, 2023 and June 30, 2023,

and for the three and six month periods ended

December 31, 2023 and 2022.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2023, and June 30, 2023

(Amounts in US$)

	Notes	12/31/2023	06/30/2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	24,401,937	48,129,194
Other financial assets	5.2	17,040,207	12,135,020
Trade receivables	5.3	199,666,283	158,006,474
Other receivables	5.4	25,081,598	28,824,998
Income and minimum presumed recoverable income taxes		1,120,881	9,444,898
Inventories	5.5	123,738,148	140,426,975
Biological assets	5.6	938,370	146,842
Total current assets		391,987,424	397,114,401

NON-CURRENT ASSETS
Other financial assets	5.2	444,743	444,909
Other receivables	5.4	1,619,642	2,546,241
Income and minimum presumed recoverable income taxes		3,794	16,286
Deferred tax assets	7	9,273,827	7,312,964
Investments in joint ventures and associates	11	42,402,217	39,296,810
Investment properties	5.10	3,792,238	3,589,749
Property, plant and equipment	5.7	71,388,129	67,853,835
Intangible assets	5.8	172,743,513	173,783,956
Goodwill	5.9	112,163,432	112,163,432
Right of use asset	14	13,704,217	13,936,575
Total non-current assets		427,535,752	420,944,757
Total assets		819,523,176	818,059,158

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2023, and June 30, 2023

(Amounts in US$)

LIABILITIES	Notes	12/31/2023	06/30/2023

CURRENT LIABILITIES
Trade and other payables	5.11	164,003,202	150,807,674
Borrowings	5.12	113,520,778	107,639,659
Employee benefits and social security	5.14	8,218,657	9,606,707
Deferred revenue and advances from customers	5.15	22,099,378	24,875,662
Income tax payable		864,954	509,034
Consideration for acquisition		4,082,708	1,415,099
Lease liabilities	14	4,017,013	3,858,699
Total current liabilities		316,806,690	298,712,534

NON-CURRENT LIABILITIES
Borrowings	5.12	31,517,348	60,670,946
Deferred revenue and advances from customers	5.15	2,135,840	2,057,805
Joint ventures and associates	11	115,983	622,823
Deferred tax liabilities	7	43,024,592	35,785,347
Provisions		478,490	891,769
Consideration for acquisition		2,601,570	3,578,157
Secured notes	5.13	77,998,071	75,213,146
Lease liabilities	14	9,583,276	10,030,524
Total non-current liabilities		167,455,170	188,850,517
Total liabilities		484,261,860	487,563,051

EQUITY
Equity attributable to owners of the parent		300,541,772	298,594,088
Non-controlling interest		34,719,544	31,902,019
Total equity		335,261,316	330,496,107
Total equity and liabilities		819,523,176	818,059,158

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three and six month periods ended of December 31, 2023, and 2022

(Amounts in US$)

		Three-month period ended		Six-month period ended
	Notes	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Revenues from contracts with customers	6.1	140,293,827	94,548,714	256,476,632	221,391,962
Initial recognition and changes in the fair value of biological assets at the point of harvest		(72,785)	(138,529)	338,128	351,477

Cost of sales	6.2	(88,710,537)	(59,141,259)	(160,326,318)	(134,817,137)
Changes in the net realizable value of agricultural products after harvest		(746,242)	(1,509,023)	(2,192,558)	(1,736,959)
Research and development expenses	6.3	(3,643,077)	(3,457,892)	(8,224,318)	(7,309,906)
Selling, general and administrative expenses	6.4	(31,164,937)	(28,413,577)	(65,097,785)	(60,318,488)
Share of profit or loss of joint ventures and associates	11	2,052,296	40,048	3,560,967	882,288
Other income or expenses, net	6.5	(1,166,603)	290,487	(2,398,238)	768,528
Operating profit		16,841,942	2,218,969	22,136,510	19,211,765

Financial cost	6.6	(3,815,993)	(5,759,485)	(11,477,850)	(12,539,332)
Other financial results	6.6	(3,454,061)	(4,200,857)	(3,336,196)	(5,489,163)
(Loss) profit before income tax		9,571,888	(7,741,373)	7,322,464	1,183,270

Income tax	7	(8,333,387)	(684,906)	(8,762,427)	(5,697,549)
(Loss) profit for the period		1,238,501	(8,426,279)	(1,439,963)	(4,514,279)

(Loss) profit for the period attributable to:
Equity holders of the parent		108,449	(8,156,746)	(4,483,185)	(7,658,449)
Non-controlling interests		1,130,052	(269,533)	3,043,222	3,144,170
		1,238,501	(8,426,279)	(1,439,963)	(4,514,279)
(Loss) profit per share
Basic (loss) profit attributable to ordinary equity holders of the parent	8	0.0017	(0.1323)	(0.0713)	(0.1242)
Diluted (loss) profit attributable to ordinary equity holders of the parent	8	0.0017	(0.1323)	(0.0713)	(0.1242)

(Loss) profit for the period		1,238,501	(8,426,279)	(1,439,963)	(4,514,279)

Other comprehensive (loss) income		485,703	585,882	(444,254)	616,907
Items that may be subsequently reclassified to profit and loss		485,703	585,882	(444,254)	616,907
Foreign exchange differences on translation of foreign operations from joint ventures		897	(122,814)	897	(21,946)
Foreign exchange differences on translation of foreign operations		484,806	708,696	(445,151)	638,853
Total comprehensive (loss) profit		1,724,204	(7,840,397)	(1,884,217)	(3,897,372)

Total comprehensive (loss) profit attributable to:
Equity holders of the parent		510,976	(7,779,559)	(4,853,354)	(7,377,844)
Non-controlling interests		1,213,228	(60,838)	2,969,137	3,480,472
		1,724,204	(7,840,397)	(1,884,217)	(3,897,372)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended of December 31, 2023, and 2022

(Amounts in US$)

	Attributable to the equity holders of the parent
											Equity /
					Stock					Revaluation	(deficit)
			Changes in	Own	options		Cost of		Foreign	of PP&E	attributable
			non-	shares	and share		own		currency	and effect	to owners	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	parent	Interests	equity
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848
Share-based incentives	5	631,778	—	135,361	1,806,100	—	—	—	—	—	2,573,244	—	2,573,244
Business combination	1,640	153,357,564	—	—	1,620,140	—	—	—	—	—	154,979,344	—	154,979,344
Capitalization of convertible notes (Note 5.13)	153	12,211,485	—	—	—	—	—	—	—	—	12,211,638	—	12,211,638
Purchase of own shares	—	—	—	—	—	—	(26,206,394)	—	—	—	(26,206,394)	—	(26,206,394)
Issuance of convertible notes (Note 7.13)	—	—	—	—	—	9,109,516	—	—	—	—	9,109,516	—	9,109,516
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(452,129)	(452,129)
(Loss) profit for the period	—	—	—	—	—	—	—	(7,658,449)	—	—	(7,658,449)	3,144,170	(4,514,279)
Other comprehensive income	—	—	—	—	—	—	—	—	280,605	—	280,605	336,302	616,907
12/31/2022	6,435	325,020,333	(255,893)	(780,841)	7,194,165	9,285,261	(29,737,320)	(40,341,342)	1,250,007	1,007,272	272,648,077	33,968,618	306,616,695

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended of December 31, 2023, and 2022

(Amounts in US$)

	Attributable to the equity holders of the parent
					Stock					Revaluation	Equity /
			Changes	Own	options		Cost of		Foreign	of PP&E	(deficit)
			in non-	shares	and share		own		currency	and effect	attributable	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	to owners of	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	the parent	Interests	equity
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107
Share-based incentives	4	526,017	—	—	7,009,405	—	—	—	—	—	7,535,426	—	7,535,426
Purchase of own shares	—	—	—	—	—	—	(734,388)	—	—	—	(734,388)	—	(734,388)
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(151,612)	(151,612)
(Loss) profit for the period	—	—	—	—	—	—	—	(4,483,185)	—	—	(4,483,185)	3,043,222	(1,439,963)
Other comprehensive loss	—	—	—	—	—	—	—	—	(370,169)	—	(370,169)	(74,085)	(444,254)
12/31/2023	6,497	327,554,576	(255,893)	(780,841)	13,654,847	9,285,261	(31,287,979)	(18,386,202)	912,208	(160,702)	300,541,772	34,719,544	335,261,316

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended of December 31, 2023, and 2022

(Amounts in US$)

	Notes	12/31/2023	12/31/2022
OPERATING ACTIVITIES
Loss for the period		(1,439,963)	(4,514,279)

Adjustments to reconcile profit to net cash flows
Income tax	7	8,762,427	5,697,549
Financial results		14,814,046	18,028,495
Depreciation of property, plant and equipment	5.7	2,556,422	2,960,156
Amortization of intangible assets	5.8	5,474,971	5,191,521
Depreciation of leased assets	14	1,711,256	1,837,532
Transactional expenses		—	3,634,992
Share-based incentive and stock options		8,527,214	2,062,345
Share of profit or loss of joint ventures and associates	11	(3,560,967)	(882,288)
Loss of participation in joint ventures and associates	11	—	7,853
Provisions for contingencies		49,090	39,847
Allowance for impairment of trade debtors		296,051	468,992
Allowance for obsolescence		282,836	481,332
Initial recognition and changes in the fair value of biological assets		(338,128)	(351,477)
Changes in the net realizable value of agricultural products after harvest		2,192,558	1,736,959
Gain or loss on sale of equipment and intangible assets		(33,521)	(111,728)

Working capital adjustments
Trade receivables		(38,431,478)	(63,042,799)
Other receivables		3,281,861	(6,589,310)
Income and minimum presumed income taxes payable		8,670,430	(3,869,723)
Inventories and biological assets		13,725,208	(23,455,328)
Trade and other payables		11,867,420	12,216,345
Employee benefits and social security		(1,388,050)	2,185,006
Deferred revenue and advances from customers		(2,698,249)	53,775,013
Income taxes paid		—	(2,772,608)
Interest collected		1,204,931	3,493,607
Inflation effects on working capital adjustments		323,421	658,967
Net cash flows generated by operating activities		35,849,786	8,886,971

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended of December 31, 2023, and 2022

(Amounts in US$)

	Notes	12/31/2023	12/31/2022
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		45,268	118,914
Net cash received from business combination		—	4,373,265
Investment in financial assets		(16,363,130)	(13,813,944)
Purchase of property, plant and equipment	5.7	(6,070,237)	(3,824,078)
Capitalized development expenditures	5.8	(4,454,893)	(5,926,539)
Purchase of intangible assets	5.8	(219,829)	(148,075)
Net cash flows used by investing activities		(27,062,821)	(19,220,457)

FINANCING ACTIVITIES
Proceeds from borrowings		69,810,628	136,880,982
Repayment of borrowings and financed payments		(79,250,768)	(78,971,568)
Interest payments		(12,168,664)	(9,678,974)
Other financial proceeds or payments, net		(1,288,813)	(3,588,240)
Purchase of own shares		(734,388)	(2,291,365)
Leased assets payments	14	(2,493,617)	(1,553,958)
Cash dividend distributed by subsidiary		(151,612)	(452,129)
Net cash flows (used) generated by financing activities		(26,277,234)	40,344,748

Net (decrease) increase in cash and cash equivalents		(17,490,269)	30,011,262

Inflation effects on cash and cash equivalents		(10,495)	(56,375)

Cash and cash equivalents as of beginning of the period	5.1	48,129,194	33,475,266
Effect of exchange rate changes on cash and equivalents		(6,226,493)	5,119,869
Cash and cash equivalents as of the end of the period	5.1	24,401,937	68,550,022

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Seasonality

5.	Information about components of unaudited interim condensed consolidated statement of financial position.

6.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.

7.	Taxation.

8.	Earnings per share.

9.	Equity information.

10.	Cash flow information.

11.	Joint ventures and associates.

12.	Segment information.

13.	Financial instruments – Risk management.

14.	Leases.

15.	Shareholders and other related parties’ balances and transactions.

16.	Key management personnel compensation.

17.	Share-based payments.

18.	Contingencies, commitments and restrictions on the distribution of profits.

19.	Events occurring after the reporting period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the six-month period ended December 31, 2023, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2023.

Authorization for the issue of the consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of December 31, 2023, June 30, 2023 and for the three and six month periods ended December 31, 2023 and 2022 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on February 28, 2024.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.
●Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

b)	Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

c)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

In previous years, the Group presented the sum of revenues from contracts with customers, initial recognition and changes in fair value of biological assets at the point of harvest, and changes in the net realizable value of agricultural products after harvest in a caption “Total” to assist investors to understand the performance of the Group’s comprehensive income for each fiscal year. As of the current period, that caption has been removed from the consolidated statements of comprehensive income to be aligned with comparable companies of the industry.

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2023.

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendment to IAS 12 –Deferred tax related to assets and liabilities arising from a single transaction.
-	International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)
-	Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies
-	Amendments to IAS 8-Definition of Accounting Estimates

These new standards and amendments did not have any material impact on the Group.

b)The following new standards are not yet adopted by the Group.

-	Amendments to IFRS 16- Lease Liability in a Sale and Leaseback. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS1 – Non- current liabilities with covenants. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Ratestitled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

-	Amendment to IAS 7 and IFRS 7 - Supplier Financing. The amendments are effective for annual periods beginning on or after January 1, 2024.

These amendments are not expected to have material impact on the Group.

4.    SEASONALITY

Our revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing market prices, which influence the purchase decisions of growers, the end users of our seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting, as well as growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Our portfolio is highly oriented to crop planting. Generally, our sales are concentrated in the third and fourth quarters of each calendar year, when demand for our seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their summer crops in South America, while winter crop season occurs in the Northern hemisphere. With our seed and integrated products business, we contract with growers and seed suppliers based upon our anticipated market demand. Generally, in our seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with our crop protection and our crop nutrition business following a similar cycle to the seed cycle. Milestone, royalty, and license revenues are also likely to fluctuate from period to period given the seasonality of agriculture and time required to progress from one milestone to the next.

Our seed and integrated products, crop protection and crop nutrition businesses are also affected by unpredictable weather conditions such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, as well as other hazardous situations beyond our control, which may cause our sales and operating results to fluctuate significantly. In addition, disruptions that cause delays by growers in harvesting or planting can result in the movement of orders to a future quarter, which also causes fluctuations in our quarterly operating results. Finally, some of our customers and distributors order in bulk only one or two times a year, which may further cause our seed product revenues to fluctuate from period to period.

5.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1.  Cash and cash equivalents

	12/31/2023	06/30/2023
Cash at bank and on hand	24,332,260	48,129,194
Mutual funds	69,677	—
	24,401,937	48,129,194

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.2.  Other financial assets

	12/31/2023	06/30/2023
Current
Restricted short-term deposits	—	212,703
US Treasury bills	—	9,163,298
Mutual funds	14,736,104	1,596,539
Other investments	2,304,103	1,162,480
	17,040,207	12,135,020

	12/31/2023	06/30/2023
Non-current
Shares of Bioceres S.A.	444,410	444,635
Other investments	333	274
	444,743	444,909

5.3.  Trade receivables

	12/31/2023	06/30/2023
Current
Trade debtors	206,838,287	160,269,233
Allowance for impairment of trade debtors	(7,523,261)	(7,425,604)
Shareholders and other related parties (Note 15)	1,223,994	—
Allowance for credit notes to be issued	(3,928,835)	(3,694,019)
Trade debtors - Joint ventures and associates (Note 15)	781,452	865,627
Deferred checks	2,274,646	7,991,237
	199,666,283	158,006,474

The book value is reasonably approximate to the fair value given its short-term nature.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.4.  Other receivables

	12/31/2023	06/30/2023
Current
Taxes	5,490,671	6,113,764
Receivables for PP&E sales	—	156,423
Shareholders and other related parties (Note 15)	3,105,591	3,792,429
Other receivables - Joint ventures and associates (Note 15)	7,500,898	6,104,219
Prepayments to suppliers	3,820,065	10,956,831
Reimbursements over exports	10,558	10,558
Prepaid expenses and other receivables	4,022,045	1,302,221
Miscellaneous	1,131,770	388,553
	25,081,598	28,824,998

	12/31/2023	06/30/2023
Non-current
Taxes	—	873,699
Reimbursements over exports	1,363,902	1,290,227
Loans receivables	230,000	230,000
Miscellaneous	25,740	152,315
	1,619,642	2,546,241

5.5.  Inventories

	12/31/2023	06/30/2023
Seeds	7,508,251	1,542,159
Resale products	64,271,825	58,544,931
Manufactured products	21,131,225	25,881,761
Goods in transit	1,408,487	3,620,606
Supplies	17,878,874	24,893,187
Agricultural products	14,121,283	28,436,830
Allowance for obsolescence	(2,581,797)	(2,492,499)
	123,738,148	140,426,975

Net of agricultural products	109,616,865	111,990,145

5.6.  Biological assets

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the period	—	—	87,785	59,057	—	146,842
Initial recognition and changes in the fair value of biological assets at the point of harvest	—	—	231,523	106,605	—	338,128
Costs incurred during the period	581,227	301,686	—	—	55,457	938,370
Decrease due to harvest/disposals	—	—	(319,308)	(165,662)	—	(484,970)
Period ended December 31, 2023	581,227	301,686	—	—	55,457	938,370

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the period	—	—	44,413	12,900	—	57,313
Initial recognition and changes in the fair value of biological assets at the point of harvest	—	—	191,481	159,996	—	351,477
Costs incurred during the period	290,667	263,428	389,282	126,293	27,005	1,096,675
Decrease due to harvest/disposals	—	—	(625,176)	(299,189)	—	(924,365)
Period ended December 31, 2022	290,667	263,428	—	—	27,005	581,100

5.7.  Property, plant and equipment

Property, plant and equipment as of December 31, 2023 and June 30, 2023 included the following:

	12/31/2023	06/30/2023
Gross carrying amount	99,485,867	93,634,779
Accumulated depreciation	(28,097,738)	(25,780,944)
Net carrying amount	71,388,129	67,853,835

Net carrying amount for each class of assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	12/31/2023	06/30/2023
Office equipment	280,108	263,892
Vehicles	2,177,685	2,032,853
Equipment and computer software	190,697	174,399
Fixtures and fittings	2,469,766	2,862,949
Machinery and equipment	13,556,213	14,463,756
Land and buildings	35,745,539	36,144,792
Buildings in progress	16,968,121	11,911,194
Total	71,388,129	67,853,835

1.     Gross carrying amount as of December 31, 2023 is as follows:

	Gross carrying amount
	As of the
	beginning			Foreign	As of the
	of the			currency	end of the
Class	period	Additions	Disposals	translation	period
Office equipment	968,088	52,158	—	(3,291)	1,016,955
Vehicles	5,492,319	556,237	(126,068)	(411)	5,922,077
Equipment and computer software	974,509	101,224	—	(7,575)	1,068,158
Fixtures and fittings	7,663,899	10,483	(8,976)	(9,384)	7,656,022
Machinery and equipment	23,513,047	275,297	—	(26,864)	23,761,480
Land and buildings	43,111,723	10,351	—	(29,020)	43,093,054
Buildings in progress (a)	11,911,194	5,112,029	—	(55,102)	16,968,121
Total	93,634,779	6,117,779	(135,044)	(131,647)	99,485,867
(a)	Includes capitalized financial costs of $47,542 corresponding to the period ended December 31, 2023.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

2.     Accumulated depreciation as of December 31, 2023 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign	Accumulated
	beginning of			currency	as of the end
Class	the period	Disposals	Of the period	translation	of the period
Office equipment	704,196	—	33,828	(1,177)	736,847
Vehicles	3,459,466	(117,055)	416,309	(14,328)	3,744,392
Equipment and computer software	800,110	—	83,364	(6,013)	877,461
Fixtures and fittings	4,800,950	(6,242)	394,798	(3,250)	5,186,256
Machinery and equipment	9,049,291	—	1,185,336	(29,360)	10,205,267
Land and buildings	6,966,931	—	442,787	(62,203)	7,347,515
Total	25,780,944	(123,297)	2,556,422	(116,331)	28,097,738

3.     Gross carrying amount as of December 31, 2022 is as follows:

	Gross carrying amount
	As of the		Additions		Foreign	As of the
	beginning		from business		currency	end of the
Class	of the period	Additions	combination	Disposals	translation	period
Office equipment	908,004	305	—	—	724	909,033
Vehicles	5,261,979	84,209	—	(59,744)	(3,948)	5,282,496
Equipment and computer software	925,349	111,226	12,469	—	(32,824)	1,016,220
Fixtures and fittings	7,606,389	34,256	5,379	—	12,143	7,658,167
Machinery and equipment	13,017,830	1,128,712	7,047,496	(7,186)	(14,677)	21,172,175
Land and buildings	40,659,129	—	4,750,136	—	(28,269)	45,380,996
Buildings in progress	3,142,774	2,465,370	1,285,092	—	(17,027)	6,876,209
Total	71,521,454	3,824,078	13,100,572	(66,930)	(83,878)	88,295,296

4.      Accumulated depreciation as of December 31, 2022 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign	Accumulated
	beginning of		Of the	currency	as of the end
Class	the period	Disposals	period	translation	of the period
Office equipment	638,466	—	30,827	(466)	668,827
Vehicles	2,596,905	(59,744)	457,562	(1,178)	2,993,545
Equipment and computer software	693,673	—	73,094	(1,549)	765,218
Fixtures and fittings	4,059,470	—	370,828	(355)	4,429,943
Machinery and equipment	7,205,870	—	1,575,862	(9,845)	8,771,887
Land and buildings	6,418,745	—	451,983	473	6,871,201
Total	21,613,129	(59,744)	2,960,156	(12,920)	24,500,621

The depreciation charge is included in Notes 6.3 and 6.4. The Group has no commitments to purchase property, plant and equipment items.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.8.  Intangible assets

Intangible assets as of December 31, 2023 and June 30, 2023 included the following:

	12/31/2023	06/30/2023
Gross carrying amount	206,708,843	202,306,618
Accumulated amortization	(33,965,330)	(28,522,662)
Net carrying amount	172,743,513	173,783,956

Net carrying amount of each class of intangible assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	12/31/2023 (1)	06/30/2023 (1)
Seed and integrated products
HB4 soy and breeding program	32,554,026	31,679,681
Integrated seed products	2,516,125	2,841,008
Crop nutrition
Microbiological products	50,829,622	49,508,801
Other intangible assets
Trademarks and patents	57,429,133	59,760,753
Software	1,923,055	1,987,690
Customer loyalty	22,491,552	23,006,023
RG/RS/OX Wheat	5,000,000	5,000,000
Total	172,743,513	173,783,956
(1)	Includes $32.2 million as of December 31, 2023 and $27.4 million as of June 30, 2023 of intangible assets not subject to amortization.

1.      Gross carrying amount as of December 31, 2023 is as follows:

	Gross carrying amount
	As of the		Foreign	As of the
	beginning of		currency	end of the
Class	the period	Additions	translation	period
Seed and integrated products
HB4 soy and breeding program	34,958,425	1,729,439	—	36,687,864
Integrated seed products	3,219,808	—	(269,869)	2,949,939
Crop nutrition
Microbiological products	55,645,028	2,725,454	(1,661)	58,368,821
Other intangible assets
Trademarks and patents	67,653,234	1,288	—	67,654,522
Software	5,582,411	218,541	(967)	5,799,985
Customer loyalty	30,247,712	—	—	30,247,712
RG/RS/OX Wheat	5,000,000	—	—	5,000,000
Total	202,306,618	4,674,722	(272,497)	206,708,843

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

2.      Accumulated amortization as of December 31, 2023 is as follows:

	Amortization
	Accumulated		Foreign	Accumulated as
	as of beginning		currency	of the end of the
Class	of the period	Of the period	translation	period
Seed and integrated products
HB4 soy and breeding program	3,278,744	855,094	—	4,133,838
Integrated seed products	378,800	86,762	(31,748)	433,814
Crop nutrition
Microbiological products	6,136,227	1,402,972	—	7,539,199
Other intangible assets
Trademarks and patents	7,892,481	2,332,908	—	10,225,389
Software	3,594,721	282,764	(555)	3,876,930
Customer loyalty	7,241,689	514,471	—	7,756,160
Total	28,522,662	5,474,971	(32,303)	33,965,330

3.      Gross carrying amount as of December 31, 2022 is as follows:

	Gross carrying amount
	As of the		Additions from
	beginning		business	Foreign currency	As of the end of
Class	of the period	Additions	combination	translation	the period
Seed and integrated products
HB4 soy and breeding program	31,371,088	1,738,631	—	—	33,109,719
Integrated seed products	3,181,155	—	—	8,296	3,189,451
Crop nutrition
Microbiological products	8,855,421	4,187,908	39,613,280	(2,279)	52,654,330
Other intangible assets
Trademarks and patents	12,183,045	49,783	55,420,441	—	67,653,269
Software	5,176,373	98,292	—	(954)	5,273,711
Customer loyalty	28,462,475	—	1,785,237	—	30,247,712
RG/RS/OX Wheat	5,000,000	—	—	—	5,000,000
Total	94,229,557	6,074,614	96,818,958	5,063	197,128,192

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.     Accumulated amortization as of December 31, 2022 is as follows:

	Amortization
	Accumulated as		Foreign	Accumulated
	of beginning of		currency	as of the end
Class	the period	Of the period	translation	of the period
Seed and integrated products
HB4 soy and breeding program	1,568,554	799,644	—	2,368,198
Integrated seed products	43,997	22,242	488	66,727
Crop nutrition
Microbiological products	3,063,073	313,970	—	3,377,043
Other intangible assets
Trademarks and patents	3,916,004	2,136,403	—	6,052,407
Software	3,008,388	285,881	(756)	3,293,513
Customer loyalty	5,924,672	1,633,381	—	7,558,053
Total	17,524,688	5,191,521	(268)	22,715,941

The amortization charge is included in Notes 6.3 and 6.4.

5.9.  Goodwill

	12/31/2023	06/30/2023

Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,322	7,523,322
Pro farm Group, Inc.	76,089,749	76,089,749
Insumos Agroquímicos S.A.	470,090	470,090
	112,163,432	112,163,432

There were no indicators of goodwill impairment.

5.10. Investment properties

	12/31/2023	06/30/2023

Investment properties	3,792,238	3,589,749
	3,792,238	3,589,749

5.11. Trade and other payables

	12/31/2023	06/30/2023

Trade creditors	103,683,392	104,211,238
Shareholders and other related parties (Note 15)	75,271	35,292
Trade creditors - Parent company (Note 15)	161,860	644,191
Trade creditors - Joint ventures and associates (Note 15)	56,385,464	41,402,594
Taxes	3,556,073	3,561,058
Miscellaneous	141,142	953,301
	164,003,202	150,807,674

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.12. Borrowings

	12/31/2023	06/30/2023
Current
Bank borrowings	52,942,957	61,303,952
Corporate bonds	49,749,398	35,547,510
Trust debt securities	7,188,607	7,296,506
Net loans payables- Parents companies and related parties to Parent (Note 15)	3,639,816	3,491,691
	113,520,778	107,639,659
Non-current
Bank borrowings	10,314,800	10,663,266
Corporate bonds	21,202,548	50,007,680
	31,517,348	60,670,946

The carrying value of some borrowings as of December 31, 2023 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	12/31/2023		06/30/2023
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	52,942,957	49,659,094	61,303,952	57,209,155
Corporate Bonds	49,749,398	49,192,118	35,547,510	34,725,828

Non-current
Bank borrowings	10,314,800	8,698,322	10,663,266	10,374,646
Corporate Bonds	21,202,548	20,670,511	50,007,680	47,014,542

5.13. Secured Notes

Secured Guaranteed Notes

The carrying value of $25.9 million of the Secured Guaranteed Notes as of December 31, 2023 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $26.9 million.

Secured Convertible Guaranteed Notes

The carrying value of $52.1 million of the Secured Convertible Guaranteed Notes as of December 31, 2023 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $54.8 million.

Under the terms of the Secured Convertible Guaranteed Notes, the Group is in compliance with covenants.

5.14. Employee benefits and social security

	12/31/2023	06/30/2023
Salaries, accrued incentives, vacations and social security	8,150,518	9,388,639
Key management personnel (Note 15)	68,139	218,068
	8,218,657	9,606,707

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.15. Deferred revenue and advances from customers

	12/31/2023	06/30/2023
Current
Advances from customers	4,466,515	9,216,032
Deferred revenue	17,632,863	15,659,630
	22,099,378	24,875,662
Non-current
Advances from customers	272,334	620,893
Deferred revenue	1,863,506	1,436,912
	2,135,840	2,057,805

6.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

6.1.  Revenue from contracts with customers

	12/31/2023	12/31/2022
Sale of goods and services	255,827,291	220,482,895
Royalties	649,341	909,067
	256,476,632	221,391,962

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 15.

6.2.  Cost of sales

Item	12/31/2023	12/31/2022
Inventories as of the beginning of the period	111,990,145	78,759,610
Business combination	—	11,064,908
Purchases of the period	144,999,639	138,186,645
Production costs	12,981,672	14,596,888
Foreign currency translation	(28,273)	(246,484)
Subtotal	269,943,183	242,361,567
Inventories as of the end of the period (*)	(109,616,865)	(107,544,430)
Cost of sales	160,326,318	134,817,137

(*)Net of agricultural products.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.3.  R&D classified by nature

	Research and	Research and
	development	development
	expenses	expenses
Item	12/31/2023	12/31/2022
Amortization of intangible assets	2,453,158	2,201,938
Analysis and storage	5,302	27,322
Import and export expenses	—	850
Depreciation of property, plant and equipment	312,453	287,180
Freight and haulage	14,278	4,732
Employee benefits and social securities	2,211,907	2,248,105
Maintenance	96,056	303,524
Energy and fuel	5,227	94,870
Supplies and materials	1,182,066	1,078,197
Mobility and travel	89,474	158,193
Share-based incentives	143,749	92,477
Publicity and advertising	—	9,568
Professional fees and outsourced services	994,197	574,614
Professional fees related parties	216,792	102,701
Office supplies	470,376	43,546
Information technology expenses	9,640	19,060
Insurance	19,586	25,738
Depreciation of leased assets	—	33,685
Miscellaneous	57	3,606
Total	8,224,318	7,309,906

	12/31/2023	12/31/2022
R&D capitalized (Note 5.8)	4,454,893	5,926,539
R&D profit and loss	8,224,318	7,309,906
Total	12,679,211	13,236,445

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.4.  Expenses classified by nature and function

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	12/31/2023
Amortization of intangible assets	60,849	2,960,964	3,021,813
Analysis and storage	570	153,163	153,733
Commissions and royalties	421,677	1,008,251	1,429,928
Import and export expenses	43,902	318,479	362,381
Depreciation of property, plant and equipment	1,308,591	935,378	2,243,969
Depreciation of leased assets	699,044	1,012,212	1,711,256
Impairment of receivables	—	296,051	296,051
Freight and haulage	634,188	6,878,364	7,512,552
Employee benefits and social securities	5,935,502	21,509,102	27,444,604
Maintenance	1,007,395	1,152,332	2,159,727
Energy and fuel	500,658	272,547	773,205
Supplies and materials	367,386	1,691,154	2,058,540
Mobility and travel	94,476	2,148,705	2,243,181
Publicity and advertising	1,300	2,305,251	2,306,551
Contingencies	1,239	47,851	49,090
Share-based incentives	339,904	8,043,561	8,383,465
Professional fees and outsourced services	963,972	3,542,038	4,506,010
Professional fees related parties	—	66,618	66,618
Office supplies and registrations fees	80,236	651,991	732,227
Insurance	81,174	1,102,142	1,183,316
Information technology expenses	27,186	1,924,633	1,951,819
Obsolescence	282,836	—	282,836
Taxes	127,760	7,019,360	7,147,120
Miscellaneous	1,827	57,638	59,465
Total	12,981,672	65,097,785	78,079,457

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	12/31/2022
Amortization of intangible assets	86,842	2,902,741	2,989,583
Analysis and storage	4,460	237,341	241,801
Commissions and royalties	109,703	1,020,272	1,129,975
Import and export expenses	265,121	704,937	970,058
Depreciation of property, plant and equipment	1,666,119	1,006,857	2,672,976
Depreciation of leased assets	230,478	1,573,369	1,803,847
Impairment of receivables	—	468,992	468,992
Freight and haulage	1,201,183	5,002,384	6,203,567
Employee benefits and social securities	7,177,926	20,156,371	27,334,297
Maintenance	722,399	1,446,553	2,168,952
Energy and fuel	753,041	161,850	914,891
Supplies and materials	512,493	627,514	1,140,007
Mobility and travel	39,428	1,837,797	1,877,225
Publicity and advertising	—	3,235,737	3,235,737
Contingencies	—	39,847	39,847
Share-based incentives	—	1,969,868	1,969,868
Professional fees and outsourced services	1,133,009	7,122,701	8,255,710
Professional fees related parties	—	29,818	29,818
Office supplies and registrations fees	23,309	624,246	647,555
Insurance	74,350	1,306,282	1,380,632
Information technology expenses	17,511	1,566,952	1,584,463
Obsolescence	481,332	—	481,332
Taxes	96,233	6,976,043	7,072,276
Miscellaneous	1,951	300,016	301,967
Total	14,596,888	60,318,488	74,915,376

6.5.  Other income or expenses, net

	12/31/2023	12/31/2022
Net result from commercialization of agricultural products	(2,960,005)	144,515
Expenses recovery	236,106	232,977
Other income or expenses, net	325,661	391,036
	(2,398,238)	768,528

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.6.  Finance results

	12/31/2023	12/31/2022
Financial costs
Interest expenses with the Parents (Note 15)	(194,125)	(299,468)
Interest expenses	(9,994,912)	(10,722,135)
Financial commissions	(1,288,813)	(1,517,729)
	(11,477,850)	(12,539,332)

Other financial results
Exchange differences generated by assets	(12,049,351)	(12,771,727)
Exchange differences generated by liabilities	21,674,845	9,070,404
Changes in fair value of financial assets or liabilities and other financial results	(13,727,825)	(2,068,923)
Net gain of inflation effect on monetary items	766,135	281,083
	(3,336,196)	(5,489,163)

7.    TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	12/31/2023	12/31/2022
Current tax expense	(3,845,338)	(6,467,324)
Deferred tax	(4,917,089)	769,775
Total	(8,762,427)	(5,697,549)

	12/31/2023	12/31/2022
Beginning of the period deferred tax	(28,472,383)	(24,994,569)
Additions for business combination	—	(16,704,771)
Charge for the period	(4,917,089)	769,775
Conversion difference	(361,293)	(582,016)
Total net deferred tax	(33,750,765)	(41,511,581)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	12/31/2023	12/31/2022
Earning before income tax-rate	7,322,464	1,183,270
Income tax expense by applying tax rate in force in the respective countries	(5,434,748)	(5,182,386)
Share of profit or loss of subsidiaries, joint ventures and associates	1,219,030	225,376
Stock options charge	(1,489,037)	(298,851)
Non-deductible expenses	(116,220)	(543,505)
Unrecognized deferred tax [1]	—	(995,754)
Tax inflation adjustment	7,460,048	3,132,901
Result of inflation effect on monetary items and other finance results	(11,000,459)	(1,660,369)
Untaxed gains	598,959	33,052
Others	—	(408,013)
Income tax expenses	(8,762,427)	(5,697,549)

1   Corresponds mainly to Pro Farm Group Inc.

8.   EARNING PER SHARE

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	Three -month period ended		Six-month period ended
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Numerator
(Loss) profit for the period (basic EPS)	108,449	(8,156,746)	(4,483,185)	(7,658,449)
(Loss) profit for the period (diluted EPS)	108,449	(8,156,746)	(4,483,185)	(7,658,449)
Denominator
Weighted average number of shares (basic EPS)	62,839,961	61,657,343	62,839,961	61,657,343
Weighted average number of shares (diluted EPS)	63,877,692	61,657,343	62,839,961	61,657,343

Basic (loss) profit attributable to ordinary equity holders of the parent	0.0017	(0.1323)	(0.0713)	(0.1242)
Diluted (loss) profit attributable to ordinary equity holders of the parent	0.0017	(0.1323)	(0.0713)	(0.1242)

For the three and six month period ended December 31, 2022 diluted EPS was equal to basic EPS as the effect of potential ordinary shares would be antidilutive.

For the three month period ended December 31, 2022, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and the convertible notes.

The stock options were included in the diluted EPS calculation for the three period ended December 31, 2023 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the three period ended December 31, 2023 because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

9.   EQUITY INFORMATION

Capital issued

As of December 31, 2023, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 62,828,025 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 3,947,634 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,258,016 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

10.   CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	12/31/2023	12/31/2022
Investment activities
Net assets acquisition by business combination	—	152,070,313
Investment in-kind in other related parties (Note 15)	—	1,434,802
Capitalization of interest on buildings in progress	47,542	—
	47,542	153,505,115

	12/31/2023	12/31/2022
Financing activities
Capitalization of convertible notes (Note 5.13)	—	12,211,638
Purchase of own shares	—	(23,915,029)
	—	(11,703,391)

11.   JOINT VENTURES AND ASSOCIATES

	12/31/2023	06/30/2023
Assets
Synertech Industrias S.A.	39,205,548	36,026,710
Alfalfa Technologies S.R.L.	36,503	36,502
Moolec Science S.A.	3,160,166	3,233,598
	42,402,217	39,296,810

	12/31/2023	06/30/2023
Liabilities
Trigall Genetics S.A.	115,983	622,823
	115,983	622,823

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Changes in joint ventures investments and affiliates:

	12/31/2023	12/31/2023
As of the beginning of the period	38,673,987	37,836,144
Share-based incentives	50,383	—
Sale of equity investee - Indrasa Biotecnología S.A.	—	(7,853)
Foreign currency translation	897	(21,946)
Share of profit or loss	3,560,967	882,288
As of the end of the period	42,286,234	38,688,633

Share of profit or loss of joint ventures and affiliates:

	12/31/2023	12/31/2023
Trigall Genetics S.A.	506,840	595,889
Synertech Industrias S.A.	3,178,839	349,012
Moolec Science S.A.	(124,712)	—
Indrasa Biotecnología S.A.	—	(62,613)
	3,560,967	882,288

12.   SEGMENT INFORMATION

The tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Period ended December 31, 2023	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	53,777,458	127,029,466	75,020,367	255,827,291
Royalties	649,341	—	—	649,341
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	77,353	141,457	119,318	338,128
Total	54,504,152	127,170,923	75,139,685	256,814,760

Cost of sales	(36,216,288)	(81,249,196)	(42,860,834)	(160,326,318)
Gross profit per segment	18,287,864	45,921,727	32,278,851	96,488,442
% Gross margin	34%	36%	43%	38%

	Seed and
	integrated	Crop	Crop
Period ended December 31, 2022	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	29,226,197	116,263,527	74,993,171	220,482,895
Royalties	909,067	—	—	909,067
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	56,530	140,620	154,327	351,477
Total	30,191,794	116,404,147	75,147,498	221,743,439

Cost of sales	(13,606,348)	(79,703,474)	(41,507,315)	(134,817,137)
Gross profit per segment	16,585,446	36,700,673	33,640,183	86,926,302
% Gross margin	55%	32%	45%	39%

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

As of the current period, changes in the net realizable value of agricultural products after harvest have been excluded from segment information since those results depend on market fluctuations which are beyond the Group’s operating control. The Group has recast the comparative amounts.

13.   FINANCIAL INSTRUMENTS – RISK MANAGEMENT

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of December 31, 2023, and June 30, 2023.

Financial assets by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	12/31/2023	06/30/2023	12/31/2023	06/30/2023
Cash and cash equivalents	24,332,260	48,129,194	69,677	—
Other financial assets	444,743	657,612	17,040,207	11,922,317
Trade receivables	199,666,283	158,006,474	—	—
Other receivables (*)	13,368,459	12,124,724	—	—
Total	237,811,745	218,918,004	17,109,884	11,922,317
(*)	Advances expenses and tax balances are not included.

Financial liabilities by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	12/31/2023	06/30/2023	12/31/2023	06/30/2023
Trade and other payables	156,857,878	142,582,166	7,145,324	8,225,508
Borrowings	145,038,126	168,310,605	—	—
Secured notes	77,998,071	75,213,146	—	—
Lease liability	13,600,289	13,889,223	—	—
Consideration for acquisition of assets	6,684,278	4,993,256	—	—
Total	400,178,642	404,988,396	7,145,324	8,225,508

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Financial instruments measured at fair value

Measurement at fair value at 12/31/2023	Level 1	Level 2	Level 3

Financial assets at fair value
US Treasury bills	—	—	—
Mutual funds	14,736,104	—	—
Other investments	2,304,103	—	—
Financial liability at fair value
Trade and other payables	—	7,145,324	—

Measurement at fair value at 06/30/2023	Level 1	Level 2	Level 3

Financial assets at fair value
US Treasury bills	9,163,298	—	—
Mutual funds	1,596,539	—	—
Other investments	1,162,480	—	—
Financial liability at fair value
Trade and other payables	—	8,225,508	—

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.12).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of December 31, 2023:

Net foreign currency position	12/31/2023
Amount expressed in US$	(6,210,949)

Considering only this net currency exposure as of December 31, 2023 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended December 31, 2023 would have resulted in a net pre-tax loss or gain of approximately $0.6 million.

14. LEASES

Right-of-use leased asset	12/31/2023	06/30/2023
Book value at the beginning of the period/year	21,163,192	15,828,032
Additions of the period/year	1,842,539	3,154,950
Additions from business combination	—	3,005,000
Disposals	(558,684)	(1,839,921)
Exchange differences	(129,169)	1,015,131
Book value at the end of the period/year	22,317,878	21,163,192

Depreciation	12/31/2023	06/30/2023
Book value at the beginning of the period/year	7,226,617	3,684,006
Depreciation of the period/year	1,711,256	3,565,894
Disposals	(305,474)	(171,870)
Exchange differences	(18,738)	148,587
Accumulated depreciation at the end of the period/year	8,613,661	7,226,617
Total	13,704,217	13,936,575

Lease liability	12/31/2023	06/30/2023
Book value at the beginning of the period/year	13,889,223	11,751,284
Additions of the period/year	1,842,539	3,154,950
Additions from business combination	—	3,245,000
Interest expenses, exchange differences and inflation effects	362,144	(406,494)
Payments of the period/year	(2,493,617)	(3,855,517)
Total	13,600,289	13,889,223

Lease Liabilities	12/31/2023	06/30/2023
Non-current	9,583,276	10,030,524
Current	4,017,013	3,858,699
Total	13,600,289	13,889,223

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The recognized right-of-use assets relate to the following types of assets:

	12/31/2023	06/30/2023
Machinery and equipment	3,655,741	3,655,741
Vehicles	1,940,263	1,475,581
Equipment and computer software	1,025,650	903,306
Land and buildings	15,696,224	15,128,564
	22,317,878	21,163,192

The incremental borrowing rate used was 1.94 % in US$ and 13.05% in reais.

15.   SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended December 31, 2023, and 2022, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the period ended
Party	Transaction type	12/31/2023	12/31/2022
Joint ventures and associates	Sales and services	14,270,782	23,433,292
Joint ventures and associates	Purchases of goods and services	(20,696,699)	(43,850,427)
Key management personnel	Salaries, social security benefits and other benefits	(9,667,629)	(3,263,996)
Key management personnel	Sales and services	—	362,017
Shareholders and other related parties	Sales of goods and services	1,643,269	343,873
Shareholders and other related parties	Purchases of goods and services	(2,178,877)	(305,061)
Shareholders and other related parties	In-kind contributions	—	1,434,802
Parent company and related parties to Parent (Note 6.6)	Interest expenses	(194,125)	(299,468)
Total		(16,823,279)	(22,144,968)

		Amounts receivable from related parties
Party	Transaction type	12/31/2023	06/30/2023
Shareholders and other related parties	Trade debtors	1,223,994	—
Shareholders and other related parties	Other receivables	3,105,591	3,792,429
Joint ventures and associates	Trade debtors	781,452	865,627
Joint ventures and associates	Other receivables	7,730,898	6,334,219
Total		12,841,935	10,992,275

		Amounts payable to related parties
Party	Transaction type	12/31/2023	06/30/2022
Parent company and related parties to Parent	Trade creditors	(161,860)	(644,191)
Parent company and related parties to Parent	Net loans payables	(3,639,816)	(3,491,691)
Key management personnel	Salaries, social security benefits and other benefits	(68,139)	(218,068)
Shareholders and other related parties	Trade and other payables	(75,271)	(35,292)
Joint ventures and associates	Trade creditors	(56,385,464)	(41,402,594)
Total		(60,330,550)	(45,791,836)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

16.   KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the period ended December 31, 2023, and 2022.

	12/31/2023	12/31/2022

Salaries, social security and other benefits	1,140,415	1,201,651
Share-based incentives	8,527,214	2,062,345
Total	9,667,629	3,263,996

17.   SHARE-BASED PAYMENT

Pursuant to the 2023 Omnibus Equity Incentive Plan approved on May 12, 2023, in August 2023 the Board has granted the following stock options plan to certain directors, executives and management of the Group.

-	Past Share Option plan: immediately vested options with a strike price between $11.93 and $13.24.
-	Base Share Option plan: to vest and become exercisable in equal installments on June 30, 2023, June 30, 2024, and June 30, 2025, with a strike price between $10.47 and $10.79.
-	Performance Share Option plan: to vest and become exercisable if the Group’s fiscal year 2025 EBITDA reaches at least US$120 million, at 0% of the award, and linearly thereafter up to 100% of the awarded options when reaching at least US$150 million. These options have also a strike price of between $10.47 and $10.79.

The fair value of the stock options at the grant date was estimated using the “Black-Scholes” model considering the terms and conditions under which the stock options were granted and adjusted to consider the possible dilutive effect of the future exercise of options. As of December 31, 2023, the expenses associated with share-based incentive plans are included in results within “Share-based incentives” along with the associated increase in net worth.

18.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2023.

19.   EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to December 31, 2023, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.